UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From to

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS, INC. SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC. 300 Phillipi Road, P.O. Box 28512 Columbus, Ohio 43228-0512 (614) 278-6800

Big Lots, Inc.
Savings Plan and Trust

Financial Statements as of and for the Years Ended
December 31, 2003 and 2002,
Supplemental Schedule as of December 31, 2003, and
Report of Independent Registered Public Accounting Firm

Big Lots, Inc.
Savings Plan and Trust

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of the Big Lots, Inc. Savings Plan and Trust
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the Big Lots, Inc. Savings Plan and Trust (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Dayton, Ohio
June 25, 2004

Big Lots, Inc.
Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
Assets
Investments:
Big Lots, Inc. common shares, at fair value	$32,638,977	$28,332,222
Mutual funds, at fair value	63,799,498	52,397,203
Participant loans, at contract value	6,050,179	5,128,412

Total investments	102,488,654	85,857,837
Receivables:
Company contribution	4,543,550	4,297,807
Participant contributions	425,413	413,289

Total receivables	4,968,963	4,711,096
Cash	—	63,212

Total assets	107,457,617	90,632,145

Liabilities
Administrative expenses payable	38,369	131,000

Total liabilities	38,369	131,000

Net assets available for benefits	$107,419,248	$90,501,145

The accompanying notes are an integral part of these financial statements.

Big Lots, Inc.
Savings Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Additions to net assets attributed to:
Investment income:
Net appreciation	$10,997,627	$4,586,795
Dividends	284,357	591,040
Interest	316,775	357,950

Total investment income	11,598,759	5,535,785
Contributions:
Company	4,544,258	4,321,186
Participant	8,020,446	7,835,232
Rollover	604,347	487,069

Total contributions	13,169,051	12,643,487
Total additions	24,767,810	18,179,272

Deductions from net assets attributed to:
Benefits paid to participants	7,588,175	33,418,853
Administrative expenses	261,532	266,644

Total deductions	7,849,707	33,685,497

Net increase (decrease)	16,918,103	(15,506,225)
Net assets available for benefits:
Beginning of year	90,501,145	106,007,370

End of year	$107,419,248	$90,501,145

The accompanying notes are an integral part of these financial statements.

Big Lots, Inc.
Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

A.	PLAN DESCRIPTION

The following description of the Big Lots, Inc. Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings, to facilitate employee ownership, and to provide benefits during the employee’s participation in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee — American Express Trust Company (the “Trustee”) serves as the trustee of the Plan.

Administration — Big Lots, Inc. (the “Company”) has established an Employee Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions — Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are subject to certain limitations. The Company matching contribution is 100 percent of the first 2 percent and 50 percent of the next 4 percent of participant contributions. The Company matching contribution is invested directly in the Company’s common shares and is allocated to each participant who (a) is an active participant and is employed by the Company on December 31 of the Plan year, or (b) terminated employment, is retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. No profit sharing contributions were made in 2003 or 2002.

Participant Accounts — Each participant account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Big Lots, Inc.
Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

Administrative Expenses — The Company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

Investments — Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan.

Vesting — Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested Percentage
Less than 2	–
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

Benefit Payments — Upon termination, retirement, disability, or death, a participant may elect to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind), may elect an eligible rollover distribution, or may elect to defer distribution provided the participant has not attained age 70 1/2 and has a vested interest value of at least $5,000. The portion of the Company’s matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. In the event of termination, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances. A significant portion of the benefit payments during the year ended December 31, 2002, related to participants of a discontinued operation.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed 5 years. Loans are secured by the balance in the participant’s account. Loans bear interest at the Prime rate plus 1 percent using the rate stated in The Wall Street Journal on the first business day of the month. Loan repayments, including interest and applicable loan fees, are typically through regular payroll deductions. The loan balance may be paid off at any time without penalty.

Forfeited Accounts — Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. At December 31, 2003, forfeited nonvested accounts totaled $140,902. In 2003 and 2002, employer contributions and Plan expenses were reduced by $130,000 and $221,886, respectively, from forfeited nonvested accounts.

Big Lots, Inc.
Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments — Plan investments, other than participant loans, are stated at fair value. Fair value is determined by the respective quoted market prices. Participant loans are valued at contract value plus accrued interest, which approximates fair value. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits — Benefit payments are recorded when paid.

C.	TAX STATUS

The Plan obtained its latest determination letter on August 4, 2003, in which the Internal Revenue Service stated that the Plan was designed in accordance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan continues to qualify under Section 401(a) of the Code and continues to be tax exempt as of December 31, 2003. No provision for income taxes has been included in the Plan’s financial statements.

Big Lots, Inc.
Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

D.	INVESTMENTS

The fair value of individual investments that represent 5 percent or more of Plan net assets at December 31, 2003 and 2002 are as follows:

	2003	2002
Big Lots, Inc. common shares: 2,296,902 and
2,924,466 shares, respectively	$32,638,977	$28,332,222

American Express Trust Income Fund II: 1,242,890
and 1,211,654 shares, respectively	29,625,227	27,806,239

Davis New York Venture Fund: 375,324 and 368,855 shares, respectively	10,328,917	7,723,831

American Express Growth Fund: 259,447 and 235,312 shares, respectively	6,442,076	4,830,942

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$7,277,095
Big Lots, Inc. common shares	3,720,532

Net appreciation	$10,997,627

E.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their account.

F.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the Plan years ended December 31, 2003 and 2002, were not material.

G.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon an event of default in a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002, to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$107,419,248	$90,501,145
Less: Certain deemed distributions of participant loans	(148,834)	—

Net assets available for benefits per Form 5500	$107,270,414	$90,501,145

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2003, to Form 5500 net income:

Net increase in assets per the financial statements	$16,918,103
Less: Certain deemed distributions of participant loans	(148,834)

Net income per Form 5500	$16,769,269

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003, to Form 5500:

Benefits paid to participants per the financial statements	$7,588,175
Less: Corrective distribution	(32,504)
Less: Previously deemed loans offset by total distributions	(412)

Benefits paid to participants per Form 5500	$7,555,259

Big Lots, Inc.
Savings Plan and Trust

FORM 5500, SCHEDULE H, PART IV, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

(a)	(b) Identity of issue, borrower, lessor	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral, par,
		or maturity value
*	Big Lots, Inc.	Common shares: 2,296,902 shares	$21,237,709	$32,638,977

	Mutual funds:
*	American Express Funds	Trust Income Fund II: 1,242,890 shares	27,819,188	29,625,227
	Davis New York Funds	Venture Fund: 375,324 shares	9,172,197	10,328,917
*	American Express Funds	Growth Fund: 259,447 shares	5,536,430	6,442,076
	Artisan Funds	International Fund: 259,344 shares	4,621,567	4,904,200
*	American Express Funds	Trust Balanced Fund II: 497,515 shares	4,366,554	4,588,084
*	American Express Funds	S&P 500 Index Fund: 729,114 shares	2,919,933	3,149,771
*	American Express Funds	Selective Fund: 263,580 shares	2,297,583	2,282,602
	Neuberger Berman	Focus Trust Fund: 32,664 shares	736,130	863,647
	RS Investments	Emerging Growth Fund: 17,102 shares	450,026	480,566
	Franklin Templeton Investments	Small-Mid Cap Growth Fund: 14,505 shares	366,749	438,339
*	American Express Funds	Money Market II Fund: 382,279 shares	382,279	382,279
	INVESCO Stock Funds, Inc.	Dynamics Fund: 21,288 shares	270,774	313,790

	Total mutual funds		58,939,410	63,799,498
*	Participant loan fund	Interest bearing at Prime plus 1 percent; maturing at various dates through 2008	5,901,345	5,901,345

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$86,078,464	$102,339,820

* Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS, INC. SAVINGS PLAN AND TRUST

Dated: June 25, 2004	By:	/s/ Brad A. Waite

Brad A. Waite Executive Vice President